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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -----------------

                                AMENDMENT NO. 5
                                       TO
                                 SCHEDULE 13E-3
                        RULE 13e-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                               (FINAL AMENDMENT)

                           KOFAX IMAGE PRODUCTS, INC.
                              (Name of the Issuer)

                         IMAGING COMPONENTS CORPORATION
                        IMAGING ACQUISITION CORPORATION
                                DICOM GROUP PLC
                  DRESDNER KLEINWORT BENSON PRIVATE EQUITY LP
                                DAVID S. SILVER
                                 DEAN A. HOUGH
                                RONALD J. FIKERT
                               RICHARD M. MURPHY
                                   KEVIN DRUM
                           KOFAX IMAGE PRODUCTS, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                       (Titles of Classes of Securities)

                               -----------------

                                    50020010
                    (Cusip Number of Classes of Securities)

                                ARNOLD VON BUREN
                         BUSINESS BUILDING FORREN WEST
                                GRUNDSTRASSE 14
                       CH-6343 ROTKREUZ, ZUG, SWITZERLAND
                               011-41-41-798-3070

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   COPIES TO:

                                EUNU CHUN, ESQ.
                             M. GILBEY STRUB, ESQ.
                                KIRKLAND & ELLIS
                        153 EAST 53RD STREET, 39TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 446-4800
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         This Final Amendment amends and supplements the Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") originally filed on August 3, 1999, as amended, relating to the offer by Imaging Components Corporation, a Delaware corporation (the "Purchaser"), to purchase all the outstanding shares of common stock, par value $.001 per share (the "Shares") of the Company at a purchase price of $12.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer").

         All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 13E-3.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

         Item 10(a) is hereby amended and supplemented to incorporate by reference the information set forth in the Press Release issued by Purchaser, Merger Sub, DICOM and Private Equity on October 18, 1999, attached hereto as Exhibit (g)(6).

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

(g)(6) Press release issued by Purchaser, Merger Sub, DICOM and Private Equity Partners on October 18, 1999.


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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         IMAGING COMPONENTS CORPORATION

                         By:               /s/ ARNOLD VON BUREN
                                         ----------------------------
                                  Name:    Arnold Von Buren
                                  Title:   Secretary

                         IMAGING ACQUISITION CORPORATION

                         By:               /s/ ARNOLD VON BUREN
                                         ----------------------------
                                  Name:    Arnold Von Buren
                                  Title:   Secretary

                         DRESDNER KLEINWORT BENSON PRIVATE EQUITY
                            PARTNERS LP

                         By:  DRESDNER KLEINWORT BENSON PRIVATE
                                  EQUITY LLC, Its General Partner

                         By:               /s/ ALEXANDER P. COLEMAN
                                         ----------------------------
                                           Alexander P. Coleman
                                           Authorized Person

                         KOFAX IMAGE PRODUCTS, INC.

                         By:               /s/ RONALD J. FIKERT
                                         ----------------------------
                                  Name:    Ronald J. Fikert
                                  Title:   Vice President--Finance, Chief
                                           Financial Officer and Secretary


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                                DAVID S. SILVER

                                /s/ DAVID S. SILVER
                                --------------------------------------
                                David S. Silver

                                DEAN A. HOUGH

                                /s/ DEAN A. HOUGH
                                --------------------------------------
                                Dean A. Hough

                                RONALD J. FIKERT

                                /s/ RONALD J. FIKERT
                                --------------------------------------
                                Ronald J. Fikert

                                RICHARD M. MURPHY

                                /s/ RICHARD M. MURPHY
                                --------------------------------------
                                Richard M. Murphy

                                KEVIN DRUM

                                /s/ KEVIN DRUM
                                --------------------------------------
                                Kevin Drum

October 19, 1999


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                                  EXHIBIT INDEX

(g)(6)  Press release issued by Purchaser, Merger Sub, DICOM and
        Private Equity Partners on October 18, 1999.